BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

March 17, 2017

Ms. Sharon M. Blume

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Berkshire Hathaway Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016 – Filed February 24, 2017;

Form 8-K dated February 25, 2017 – Filed February 25, 2017;

File No. 001-14905

Dear Ms. Blume:

The purpose of this letter is to advise you that it will not be possible to respond within 10 business days to the comments contained in the letter we received from you dated March 15, 2017. It is our current intent to provide our response to you no later than April 14, 2017. However, we will make every effort to provide our response to you sooner.

I trust that this proposed timing will be acceptable. If you have any questions or find our proposed timing to be unacceptable, please contact me as soon as possible.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

By Marc D. Hamburg

Senior Vice President – Chief Financial Officer

MDH/es

cc:	Mark Brunhofer – Senior Staff Accountant

Daniel J. Jaksich